Exhibit 99.3

Proxy form for annual general shareholder meeting on May 7, 2026
Registered shareholders

The BCE Inc. annual general shareholder meeting (meeting) will be held at 9:30 a.m. (Eastern time) on Thursday, May 7, 2026 by live video webcast at bce.lumiconnect.com/400-889-333-268 and in person at 1050 Beaver Hall, Montréal, Québec (Salle Polyvalente).

Your vote is important

As a shareholder, you have the right to vote your shares on electing directors, appointing Ernst & Young LLP as auditors, an advisory vote on executive compensation, a shareholder proposal, and any other items that may properly come before the meeting. You can and we recommend that you vote your shares by proxy. You can also vote your shares by attending the meeting or any adjournment online at bce.lumiconnect.com/400-889-333-268 or in person at 1050 Beaver Hall, Montréal, Québec (Salle Polyvalente). Refer to the instructions in section 2.1 of the BCE 2026 management proxy circular entitled How to participate and vote. If you receive more than one proxy form, please complete, date, sign and return each one.

Five ways to vote by proxy before the meeting
On the Internet Go to www.meeting-vote.com and follow the instructions. You will need your 13-digit Control Number, found below.

Notes to proxy

1.  Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving each person named on the reverse page of this proxy form (proxyholder) the authority to vote your shares for you. If you are voting by proxy, TSX Trust Company (TSXT) or other agents we appoint must receive your signed proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 5, 2026. There are five ways to vote by proxy as indicated on the right.

2.  This form should be read in conjunction with the BCE 2026 management proxy circular available at www.meetingdocuments.com/TSXT/bce, on our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

3.  Every shareholder has the right to appoint some other person or company of the shareholder’s choice, who need not be a shareholder of BCE, to act on the shareholder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please: (a) insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail, email or fax as indicated herein; or (b) if you are voting by proxy on the Internet or by telephone, provide the name of your chosen proxyholder when prompted to do so. In addition, if your proxyholder intends to participate and vote online at the meeting, YOU MUST complete the online form available at www.tsxtrust.com/ control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 5, 2026 and provide TSXT with the required proxyholder contact information so

By telephone

Call 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) from a touch-tone phone for an agent to help you vote online. You will need your 13-digit Control Number, found below.

By fax or email

Complete the other side of this proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 416-607-7964, or scan both pages and email to proxyvote@tmx.com.

By mail

Complete the other side of this proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

If you vote on the Internet, by telephone,

fax or email, do not mail back this proxy.

Proxies submitted must be received by noon (Eastern time) on May 5, 2026.

  that TSXT may provide the proxyholder with a 13-digit Control Number via email. Without a 13-digit Control Number, proxyholders will not be able to participate and vote online but will be able to attend the meeting online as a guest. If your proxyholder attends the meeting in person, such proxyholder will need to register with TSXT at the registration table when they arrive at the meeting.

4.  The chair of the meeting may make determinations as to the acceptability of a form of proxy submitted for use at the meeting, and may waive or extend the proxy voting deadline, at his or her discretion, without notice.

CONTROL NUMBER

Please complete the other side of this proxy form before emailing, faxing or mailing. Please send both pages in one fax transmission or email.

Proxy solicited by and on behalf of management

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions or require assistance with voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group (Laurel Hill), by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Appointing a proxyholder

By completing this proxy form, you are appointing as your proxyholder Gordon M. Nixon, Louis Vachon, Mirko Bibic or Monique F. Leroux who are directors of BCE Inc., unless you appoint someone else. If you appoint a proxyholder other than the four directors listed above, please: (a) insert the name of your chosen proxyholder in the box to the right and return your proxy by mail, email or fax as indicated herein; or (b) if you are voting by proxy on the Internet or by telephone, provide the name of your chosen proxyholder when prompted to do so. In addition, if your proxyholder intends to participate and vote online at the meeting, YOU MUST complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 5, 2026, and provide TSXT with the required proxyholder contact information so that TSXT may provide the proxyholder with a 13-digit Control Number via email. This 13-digit Control Number will allow your proxyholder to log into and participate and vote at the meeting. Without a 13-digit Control Number, your proxyholder will not be able to participate and vote online but will be able to attend the meeting online as a guest. If your proxyholder attends the meeting in person, such proxyholder will need to register with TSXT at the registration table when they arrive at the meeting. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors. Your proxyholder may vote your shares as your proxyholder sees fit, in each case, to the fullest extent permitted by law, whether or not the amendment, change or other item that comes before the meeting is routine or contested, on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

Complete this section to provide voting instructions

Please check “For”, “Withhold” or “Against”, as applicable, for each of the following items.

Voting recommendations are indicated by highlighted text over the boxes.

1. Election of directors: the board of directors recommends voting FOR all nominees.
	FOR	AGAINST*

01. Mirko Bibic	☐	☐
02. Robert P. Dexter	☐	☐
03. Katherine Lee	☐	☐
04. Monique F. Leroux	☐	☐
05. Sheila A. Murray	☐	☐
06. Louis P. Pagnutti	☐	☐
07. Calin Rovinescu	☐	☐
08. Karen Sheriff	☐	☐
09. Jennifer Tory	☐	☐
10. Louis Vachon	☐	☐
11. Steve Weed	☐	☐
12. Johan Wibergh	☐	☐
13. Cornell Wright	☐	☐

*	If there are more candidates nominated at the meeting than positions available on the board of directors, then, in accordance with applicable law, “Against” will instead be read as “Withhold”.

Please sign this proxy form

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof of authorization to sign.

☐☐ DAY	☐☐ MONTH	2026

Signature

If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.

2.	Appointment of auditors: the board of directors recommends voting FOR this item.
		FOR	WITHHOLD

	Ernst & Young LLP as auditors	☐	☐

3.	Advisory vote on executive compensation: the
	board of directors recommends voting FOR this item. Advisory resolution as described in section 3.4 of the management proxy circular	FOR	AGAINST
		☐	☐

4.	Shareholder proposal (set out in Schedule A of the management proxy circular): the board of directors
	recommends voting AGAINST this item.	FOR	AGAINST

	Shareholder Proposal	☐	☐

☐

I wish to receive paper copies of the annual financial report and BCE Inc.’s fighting against forced and child labour report

These documents are available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual financial report and BCE Inc.’s fighting against forced and child labour report will not be mailed to you.

☐

I wish to receive paper copies of the quarterly financial statements and MD&A

These documents are available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.